RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Plans Hydrogen Exploration Program Contiguous to Recent
Hydrogen Discovery in Quebec and Announces Engagement of Marketing Firm

VANCOUVER, BC, OCTOBER 17th, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce that it has started planning for an initial Hydrogen exploration program on its recently announced mineral claims directly contiguous to Quebec Innovative Materials Corp. ("QIMC") Hydrogen sample discovery of over 1,000 ppm, announced on September 4th, 2024. These mineral claim blocks are located within the Timiskaming Graben formation approximately 15 km north of the town of Ville Marie, Quebec, located between two major mining cities and is accessible by road (Route 101).

Red Metal's due diligence, initial exploration, and field work could include but not limited to:

● Artificial Intelligence and target mapping algorithms, which utilize the known hydrogen occurrences to outline target areas having a similar spectral response to QIMC's hydrogen occurrences.

● Gas sampling from the soil and underwater surveys in Lake Timiskaming. These surveys can be used to locate degassing zones associated with faults in the Timiskaming rift.

● Gravimetry and audiomagnetotellurism (AMT) geophysics to assess variations in the thickness of local sedimentary rock deposits (gravity troughs) over the Archean basement. AMT data will assist in locating graben-related faults in the St-Bruno-de-Guigue area that are covered by quaternary sediments.

● Regional remote sensing gas surveys to identify specific Hydrogen targets using drones can also be realized to provide useful remote sensing data for hydrogen and helium exploration.

● Fieldwork to be carried out mainly in the Municipality of St-Bruno-de-Guigues sector.

The Company is currently reviewing available data and formulating an exploration plan with further details to be provided in due course.

The claim blocks consist of three separate packages, covering 19 cells and totaling over 1,100 hectares to the North, Northeast and the Southwest of QIMC's Hydrogen sample discoveries. These claim blocks exhibit close proximity and similar geological setting to that of Quebec Innovative Materials Corp.'s recent hydrogen-in-soil discovery, with similar geology to the large natural hydrogen Ramsey Project discovery by Gold Hydrogen Ltd. in South Australia.

Red Metal Resources President and CEO, Caitlin Jeffs, stated, "We have commenced planning for an initial comprehensive exploration program to test for Hydrogen directly next to sampling discoveries in Quebec by QIMC. Red Metal intends on utilizing new innovative exploration techniques, such as AI and target mapping algorithms, combined with traditional proven exploration techniques to quickly and effectively explore this exciting opportunity. We are currently evaluating additional highly prospective mineral properties in the area, to expand our clean energy portfolio."

Additionally, the Company previously announced that it has retained Aktiencheck.de AG to assist with an initial European marketing awareness program (the "Program") on January 12, 2022, and had pre-paid for the Program at that time.  The engagement includes up to six editorial write-ups, standalone email marketing campaign distribution of the editorial write-ups to opt-in email-addresses of active investors, reports about the company distributed via website, newsletter, social media, email and display marketing, bigdata and native advertising.

The Program is anticipated to commence on October 23rd, 2024, and will run for up to three months. The cost of the engagement is EUR 50,000 and has been paid in advance in the previous fiscal year.

Both Aktienchek.de AG and its principal, Stefan Lindam, are arm's length parties to the Company.

This news release may contain information about adjacent properties on which the Company has no right to explore or mine. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company's properties.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused both on its new mineral claims in Ville Quebec, which is contiguous to recent hydrogen discoveries, and on the Company's Chilean projects which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.